February 9, 2026

Joseph A. Mills
Chief Executive Officer and Director
International Battery Metals Ltd.
6100 Tennyson Parkway, Suite 240
Plano, Texas 75024

       Re: International Battery Metals Ltd.
           Registration Statement on Form S-1
           File No. 333-293149
           Filed February 3, 2026
Dear Joseph A. Mills:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Kara L. MacCullough, Esq.